Dreyfus Strategic Municipals, Inc.
Statement of Investments
December 31, 2005 (Unaudited)

Long-Term Municipal Investments--147.7%	Principal Amount ($)	Value ($)
Alabama--5.3%		
Houston County Health Care Authority		
6.25%, 10/1/2030 (Insured; AMBAC)	8,000,000	8,752,800
Jefferson County, Limited Obligation School Warrant:		
5.25%, 1/1/2018	16,000,000	17,087,040
5.50%, 1/1/2022	4,000,000	4,336,200
Alaska--.7%		
Alaska Housing Finance Corp.		
6%, 6/1/2049 (Insured; MBIA)	4,000,000	4,160,520
Arizona--3.5%		
Coconino County Pollution Control Corp., PCR		
(Nevada Power Co. Project) 6.375%, 10/1/2036	3,500,000	3,580,185
Maricopa Pollution Control Corp., PCR		
(Public Service Co.) 5.75%, 11/1/2022	6,000,000	6,090,540
Scottsdale Industrial Development Authority, HR		
(Scottsdale Healthcare) 5.80%, 12/1/2031	6,000,000	6,443,700
Tucson, Water System Revenue		
5%, 7/1/2021 (Insured; FGIC)	3,500,000	3,698,660
Arkansas--2.5%		
Arkansas Development Finance Authority, SFMR		
(Mortgage Backed Securities Program):		
6.45%, 7/1/2031 (Collateralized: FNMA and GNMA)	605,000	634,705
6.25%, 1/1/2032 (Collateralized; GNMA)	3,110,000	3,138,208
Little Rock School District		
5.25%, 2/1/2030 (Insured; FSA)	6,000,000	6,307,200
Pulaski County, HR		
(Arkansas Children's Hospital Project)		
5%, 3/1/2035 (Insured; AMBAC)	4,000,000	4,136,520

California--9.7%

California:

5.50%, 4/1/2028	4,000,000	4,346,160
5.25%, 4/1/2034	5,000,000	5,271,650

California Infrastructure and Economic Development Bank,
Revenue (Bay Area Toll Bridges)

5.25%, 7/1/2017 (Insured; FSA)	12,360,000	13,478,333

California Pollution Control Financing Authority, SWDR

(Keller Canyon Landfill Co. Project) 6.875%, 11/1/2027	2,000,000	2,006,240

California Statewide Communities Development Authority,

Revenue (Bentley School) 6.75%, 7/1/2032	2,000,000	2,186,740

Golden State Tobacco Securitization Corp:
Tobacco Settlement Revenue:

5%, 6/1/2021	1,945,000	1,959,899
7.80%, 6/1/2042	8,100,000	9,744,381
7.90%, 6/1/2042 (LOC; Bank of New York)	2,000,000	2,418,500

Los Angeles Unified School District

5.25%, 7/1/2020 (Insured; FSA)	7,200,000	7,826,976

State Public Works Board of California, LR,
Department of General Services (Butterfield

State Office Complex) 5.25%, 6/1/2030	5,000,000	5,298,950

Colorado--5.1%

Beacon Point Metropolitan District

6.25%, 12/1/2035	2,000,000	2,014,560

Colorado Housing and Finance Authority
(Single Family Program)

6.60%, 8/1/2032 (Collateralized; FHA)	2,615,000	2,689,161

Denver City and County, Special Facilities Airport
Revenue (United Airlines Project)

6.875%, 10/1/2032	7,135,000 a	6,738,865

Northwest Parkway Public Highway Authority,

Revenue 7.125%, 6/15/2041	10,750,000	10,234,860

Silver Dollar Metropolitan District 7.05%, 12/1/2006	4,870,000 b	5,025,548

Southlands Metropolitan District Number 1

7.125%, 12/1/2034	2,000,000	2,183,260

Florida--3.8%

Deltona, Utilities System Revenue 5.125% 10/1/2027 (Insured; MBIA)	6,000,000	6,345,300

Florida Housing Finance Corp., Housing Revenue
  (Nelson Park Apartments)
  6.40%, 3/1/2040 (Insured; FSA)
	12,380,000	13,050,253

Orange County Health Facility Authority, HR (Regional Healthcare Systems) 6%, 10/1/2026	2,000,000	2,111,140

Georgia--2.2%

Augusta, Water and Sewer Revenue 5.25%, 10/1/2039 (Insured; FSA)	3,000,000	3,200,910

Brooks County Development Authority, Sewer Revenue,
  Health and Housing Facilities
  5.70%, 1/20/2039 (Collateralized; GNMA)
	4,445,000	4,887,144

Milledgeville-Baldwin County Development Authority, Revenue
  (Georgia College and State Foundation):
  6%, 9/1/2013
	2,090,000	2,312,689

6%, 9/1/2033	2,000,000	2,172,780

Hawaii--.5%

Hawaii Department of Transportation, Special Facility Revenue (Caterair International Corp. Project) 10.125%, 12/1/2010	2,800,000	2,807,028

Idaho--.6%

Power County Industrial Development Corp, SWDR (FMC Corp. Project) 6.45%, 8/1/2032	3,250,000	3,418,740

Illinois--13.1%

Chicago: 6.125%, 7/1/2010 (Insured; FGIC)	1,250,000	b	1,399,625
6.125%, 7/1/2010 (Insured; FGIC)	14,565,000	b	16,308,430
SFMR 6.55%, 4/1/2033 (Collateralized: FHLMC, FNMA and GNMA)	4,100,000		4,233,004
(Wastewater Transmission Revenue) 6%, 1/1/2010 (Insured; MBIA)	3,000,000	b	3,316,410
Chicago-O'Hare International Airport, Special Facility Revenue (American Airlines Inc. Project) 8.20%, 12/1/2024	9,000,000		8,537,220

Illinois Educational Facilities Authority, Revenue:		
(Northwestern University) 5%, 12/1/2038	5,000,000	5,136,300
(University of Chicago):		
5.125%, 7/1/2008 (Insured; MBIA)	5,000 b	5,267
5.125%, 7/1/2038 (Insured; MBIA)	6,995,000	7,256,543
Illinois Health Facilities Authority, Revenue:		
(Advocate Network Health Care) 6.125%, 11/15/2010	4,020,000 b	4,484,230
(OSF Healthcare System) 6.25%, 11/15/2009	7,730,000 b	8,580,609
(Swedish American Hospital) 6.875%, 5/15/2010	4,970,000 b	5,608,794
Lombard Public Facilities Corp., Conference Center		
and First Tier Hotel Revenue 7.125% 1/1/2036	3,500,000	3,686,655
Metropolitan Pier and Exposition Authority,		
Dedicated State Tax Revenue (McCormick		
Place Expansion) 5.25%, 6/15/2042 (Insured; MBIA)	5,325,000	5,599,291

Indiana--2.3%

Franklin Township Independent School Building Corp.,		
First Mortgage 6.125%, 7/15/2010	6,500,000 b	7,318,155
Indiana Housing Finance Authority, SFMR 5.95%, 1/1/2029	1,070,000	1,094,974
Petersburg, PCR (Indiana Power and Light)		
6.375%, 11/1/2029	4,150,000	4,430,830

Kansas--4.6%

Kansas Development Finance Authority, Revenue:		
(Board of Regents-Scientific Resource)		
5%, 10/1/2021 (Insured; AMBAC)	5,290,000	5,631,893
Health Facility (Sisters of Charity) 6.25%, 12/1/2028	3,000,000	3,282,630
Sedgwick and Shawnee Counties, SFMR		
(Mortgage Backed Securities Project)		
6.30%, 12/1/2032 (Collateralized: FNMA and GNMA)	5,945,000	6,154,264
Wichita, HR (Christian Health System Inc.)		
6.25%, 11/15/2024	10,000,000	10,760,400

Kentucky--.8%

Kentucky Economic Development Finance Authority,
MFHR (GNMA Collateralized-Christian
Care Communities Projects):

5.25%, 11/20/2025	2,370,000	2,553,130
5.375%, 11/20/2035	1,805,000	1,947,270

Louisiana--.8%

Louisiana Public Facilities Authority,
HR (Franciscan Missionaries of our Lady Health
System Project) 5.25%, 8/15/2036   3,000,000   b   3,093,120

Parish of Saint James, SWDR (Freeport-McMoRan Partnership
Project) 7.70%, 10/1/2022   1,390,000   1,391,529

Maine--.5%

Maine Housing Authority, Mortgage Purchase 5.30%, 11/15/2023   2,825,000   2,947,209

Maryland--1.6%

Maryland Economic Development Corp., Student
Housing Revenue (University of Maryland):

6.50%, 6/1/2027	3,000,000	3,339,180
5.75%, 10/1/2033	4,500,000	4,581,180

Prince Georges County, Special Obligation
(National Harbor Project)
5.20%, 7/1/2034   1,000,000   1,001,110

Massachusetts--2.5%

Massachusetts Health and Educational Facilities Authority,
Revenue:

Civic Investments 9%, 12/15/2015	1,900,000	2,314,941
(Partners Healthcare System) 5.75%, 7/1/2032	5,000,000	5,446,600

Massachusetts Industrial Finance Agency, Revenue
(Ogden Haverhill Project) 5.60%, 12/1/2019   6,000,000   6,145,560

Michigan--5.1%

Charyl Stockwell Academy, COP
5.90%, 10/1/2035   2,580,000   2,610,470

Kent Hospital Finance Authority, Revenue
(Metropolitan Hospital Project) 6.25%, 7/1/2040   3,000,000   3,280,920

Michigan Hospital Finance Authority, HR
(Ascension Health Credit)
6.125%, 11/15/2009 | 5,000,000 b | 5,528,650

Michigan Strategic Fund:
RRR (Detroit Edison Co.)
5.25%, 12/15/2032 (Insured; XLCA) | 3,000,000 | 3,142,380
SWDR (Genesee Power Station Project)
7.50%, 1/1/2021 | 14,000,000 | 13,972,560

Minnesota--3.5%

Duluth Economic Development Authority, Health
Care Facilities Revenue (Saint Luke's
Hospital) 7.25%, 6/15/2032 | 5,000,000 | 5,380,650

Saint Paul Housing and Redevelopment Authority,
Hospital Facility Revenue (HealthEast Project):
6%, 11/15/2025 | 2,000,000 | 2,171,300
6%, 11/15/2030 | 2,000,000 | 2,163,160

Saint Paul Port Authority, Hotel Facility Revenue
(Radisson Kellogg Project) 7.375%, 8/1/2029 | 3,000,000 | 3,141,060

United Hospital District of Todd, Morrison, Cass
and Wadena Counties, General Obligation
Health Care Facilities Revenue (Lakewood
Health System) 5.125%, 12/1/2024 | 1,500,000 | 1,552,035

Winona, Health Care Facilities Revenue
(Winona Health) 6%, 7/1/2026 | 5,000,000 | 5,348,250

Mississippi--3.4%

Claiborne County, PCR
(System Energy Resources, Inc.) 6.20%, 2/1/2026 | 4,545,000 | 4,601,176

Mississippi Business Finance Corp., PCR (System Energy
Resources Inc. Project) 5.875%, 4/1/2022 | 14,310,000 | 14,547,546

Missouri--2.5%

Missouri Development Finance Board, Infrastructure
Facilities Revenue (Branson):
5.375%, 12/1/2027 | 2,000,000 | 2,080,680
5.50%, 12/1/2032 | 4,500,000 | 4,698,225

Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center) 6.25%, 12/1/2010	6,750,000 b	7,612,110

Montana--.3%

Montana Board of Housing, SFMR 6.45%, 6/1/2029	1,490,000	1,505,317

Nevada--2.9%

Clark County, IDR (Nevada Power Co. Project) 5.60%, 10/1/2030	3,000,000	2,999,730
Washoe County (Reno-Sparks Convention Center) 6.40%, 1/1/2010 (Insured; FSA)	12,000,000 b	13,329,480

New Hampshire--2.6%

New Hampshire Business Finance Authority, PCR (Public Service Co. of New Hampshire) 6%, 5/1/2021 (Insured; AMBAC)	7,000,000	7,474,670
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project):		
6%, 10/1/2024	1,000,000	1,117,690
5.75%, 10/1/2031	1,000,000	1,065,690
New Hampshire Industrial Development Authority, PCR (Connecticut Light and Power) 5.90%, 11/1/2016	5,000,000	5,112,850

New Jersey--4.8%

New Jersey Economic Development Authority, Cigarette Tax Revenue 5.75%, 6/15/2034	2,500,000	2,634,150
New Jersey Health Facilities Financing Authority, Revenue (Christian Health Care Center) 8.75%, 7/1/2006	12,745,000 b	13,309,349
New Jersey Turnpike Authority, Turnpike Revenue 5%, 1/1/2035 (Insured; AMBAC)	4,500,000	4,671,675
Tobacco Settlement Financing Corp. of New Jersey 7%, 6/1/2041	5,640,000	6,434,902

New Mexico--1.2%

Farmington, PCR
(Tucson Electric Power Co., San Juan)
6.95%, 10/1/2020 | 4,000,000 | 4,176,160

New Mexico Mortgage Finance Authority, SFMR
7%, 9/1/2031 (Collateralized: FHLMC, FNMA and GNMA) | 2,365,000 | 2,378,268

New York--8.4%

Long Island Power Authority, Electric System Revenue
5.889% 12/1/2016 | 10,000,000 c,d | 10,995,300

New York City Industrial Development Agency,
Special Facility Revenue (American Airlines,
Inc. John F. Kennedy International Airport Project)
8%, 8/1/2028 | 2,800,000 | 2,959,880

Tobacco Settlement Financing Corp. of New York:
5.50%, 6/1/2020 | 16,000,000 | 17,500,160
5.25%, 6/1/2021 (Insured; AMBAC) | 5,000,000 | 5,376,050

Triborough Bridge and Tunnel Authority, Revenue
5.25%, 11/15/2030 | 5,220,000 | 5,553,401

Westchester Tobacco Asset Securitization Corp.
5.125%, 6/1/2038 | 5,000,000 | 4,831,200

North Carolina--.6%

Gaston County Industrial Facilities and Pollution Control
Financing Authority, Exempt Facilities Revenue
(National Gypsum Co. Project)
5.75%, 8/1/2035 | 3,000,000 | 3,135,480

North Dakota--.2%

North Dakota Housing Finance Agency, Home Mortgage Revenue
(Housing Finance Program) 6.15%, 7/1/2031 | 1,090,000 | 1,101,794

Ohio--7.9%

Canal Winchester Local School District:
Zero Coupon, 12/1/2029 (Insured; MBIA) | 3,955,000 | 1,283,714
Zero Coupon, 12/1/2031 (Insured; MBIA) | 3,955,000 | 1,161,663

Cincinnati, Water System Revenue
5%, 12/1/2021 | 3,800,000 | 3,998,512

Cincinnati City School District (Classroom Facilities Construction and Improvement) 5%, 12/1/2031 (Insured; FSA)	2,000,000	2,088,280
Cleveland State University 5%, 6/1/2034 (Insured; FGIC)	5,000,000	5,210,800
Cuyahoga County, Revenue 6%, 1/1/2032	750,000	830,010
Mahoning County, HR (Forum Health Obligation Group) 6%, 11/15/2032	7,000,000	7,410,900
Ohio Air Quality Development Authority, PCR (Cleveland Electric Illuminating) 6.10%, 8/1/2020 (Insured; ACA)	3,000,000	3,126,660
Ohio Water Development Authority, Pollution Control Facilities Revenue (Cleveland Electric Illuminating) 6.10%, 8/1/2020 (Insured; ACA)	4,350,000	4,533,657
Toledo Lucas County Port Authority, Airport Revenue (Baxter Global Project) 6.25%, 11/1/2013	4,200,000	4,286,520
Trotwood-Madison City School District, School Improvement 5%, 12/1/2030 (Insured; FGIC)	10,495,000	10,927,079

Oklahoma--2.8%

Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program):		
7.55%, 9/1/2027 (Collateralized: FNMA and GNMA)	1,455,000	1,511,469
7.55%, 9/1/2028	1,270,000	1,278,458
Oklahoma State Industries Authority, Health System Revenue:		
5.75%, 8/15/2009 (Insured; MBIA)	5,160,000 b	5,598,239
5.75%, 8/15/2029 (Insured; MBIA)	7,070,000	7,581,656

Oregon--3.1%

Port of Portland, International Airport Revenue (Portland International Airport) 5.50%, 7/1/2024 (Insured; AMBAC)	5,000,000	5,316,750
Tigard - Tualatin School District No. 23J, GO (Washington and Clackamas Counties) 5.375%, 6/15/2012 (Insured; MBIA)	3,000,000 b	3,303,840

Western Generation Agency, Cogeneration Project Revenue
    (Wauna Cogeneration Project):

7.40%, 1/1/2016	5,750,000	5,828,775
7.125%, 1/1/2021	2,900,000	2,939,063

Pennsylvania--2.5%

Abington School District
    5.125%, 10/1/2034 (Insured; FSA)   4,085,000   4,313,147

Pennsylvania Economic Development Financing Authority,
    Exempt Facilities Revenue
    (Reliant Energy Seward, LLC Project)
    6.75%, 12/1/2036   5,000,000   5,340,850

York County Hospital Authority, Revenue
    (Health Center - Lutheran Social Services) 6.50%, 4/1/2022   4,250,000   4,289,185

South Carolina--3.0%

Greenville County School District , Installment Purchase Revenue
    (Building Equity Sooner for Tomorrow):

5.50%, 12/1/2028	5,000		5,396
7.22%, 12/1/2028	10,010,000	c,d	11,594,283

Greenville Hospital System, Hospital Facilities Revenue
    5.50%, 5/1/2026 (Insured; AMBAC)   5,000,000   5,388,850

Tennessee--4.1%

Chattanooga Health and Educational Facilities Board,
    Revenue (CDFI Phase I LLC Project):

5.125%, 10/1/2035	2,190,000	2,156,931
6%, 10/1/2035	1,500,000	1,524,735

Johnson City Health and Educational Facilities Board, HR:

7.50%, 7/1/2025	5,000,000	5,927,950
7.50%, 7/1/2033	3,000,000	3,529,740

Memphis Center City Revenue Finance Corp., Tennessee Sports
    Facility Revenue (Memphis Redbirds) 6.50%, 9/1/2028   10,000,000   10,200,200

Texas--10.1%

Alliance Airport Authority Inc., Special Facilities Revenue
    (American Airlines Inc. Project)
    7.50%, 12/1/2029   3,500,000   3,026,835

Austin Convention Enterprises Inc., Convention Center Hotel Revenue 6.70%, 1/1/2028	4,000,000	4,287,480
Brazos River Authority, PCR (TXU Energy Co. LLC Project) 6.75%, 10/1/2038	1,650,000	1,835,229
Dallas-Fort Worth International Airport Facilities Improvement Corp., Revenue: (American Airlines Inc.)		
6.375%, 5/1/2035	6,630,000	4,904,874
(Bombardier Inc.) 6.15%, 1/1/2016	2,000,000	2,038,280
Harris County Health Facilities Development Corp., HR (Memorial Hermann Hospital System Project) 6.375%, 6/1/2011	8,500,000 b	9,678,950
Sabine River Authority, PCR (TXU Electric Co. Project) 6.45%, 6/1/2021	11,300,000	12,120,945
Sam Rayburn Municipal Power Agency, Power Supply System Revenue 5.75%, 10/1/2021	6,000,000	6,574,680
Texas Department of Housing and Community Affairs, Collateralized Home Mortgage Revenue 10.383%, 7/2/2024	1,550,000 c	1,595,694
Texas Turnpike Authority, Central Texas Turnpike System Revenue 5.75%, 8/15/2038 (Insured; AMBAC)	7,100,000	7,820,863
Tyler Health Facilities Development Corp., HR (East Texas Medical Center Regional Health Care System Project) 6.75%, 11/1/2025	3,000,000	3,001,560

Utah--.7%

Carbon County, SWDR (Sunnyside Cogeneration) 7.10%, 8/15/2023	3,722,000	3,761,565

Vermont--.2%

Vermont Housing Finance Agency, Single Family Housing 6.40%, 11/1/2030 (Insured; FSA)	1,335,000	1,345,974

Virginia--3.1%

Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project) 6.25%, 6/15/2010	10,500,000 b	11,771,655

Pittsylvania County Industrial Development Authority, Exempt Facility Revenue 7.65%, 1/1/2010	1,000,000	1,071,280
Tobacco Settlement Financing Corp. of Virginia, Tobacco Settlement Asset-Backed Bonds 5.625%, 6/1/2037	4,750,000	4,794,697

Washington--3.5%

Energy Northwest, Wind Project Revenue 5.875%, 1/1/2007	3,000,000 b	3,161,280
Public Utility District Number 1 of Pend Orielle County, Electric Revenue 6.375%, 1/1/2006	3,755,000 b	3,830,400
Seattle, Water System Revenue 6%, 7/1/2009 (Insured; FGIC)	10,000,000 b	10,952,800
Snohomish County Housing Authority, Revenue (Whispering Pines Apartments Project) 5.60%, 9/1/2025	1,675,000	1,671,884

West Virginia--3.0%

Braxton County, SWDR (Weyerhaeuser Co. Project) 6.125%, 4/1/2026	14,000,000	14,458,500
West Virginia Water Development Authority, Water Development Revenue 6.375%, 7/1/2039 (Insured; AMBAC)	2,250,000	2,484,585

Wisconsin--5.8%

Badger Tobacco Asset Securitization Corp., Tobacco Settlement Revenue 7%, 6/1/2028	22,995,000	25,552,504
Madison, IDR (Madison Gas and Electric Co.) 5.875%, 10/1/2034	2,390,000	2,565,713
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care Inc.) 6.40%, 4/15/2033	4,000,000	4,399,040

Wyoming--.8%

Sweetwater County, SWDR (FMC Corp. Project) 5.60%, 12/1/2035	4,500,000	4,564,395

U.S. Related--1.5%

Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds Zero Coupon, 5/15/2055	20,000,000	672,800
Guam Housing Corp., SFMR 5.75%, 9/1/2031 (Collateralized; FHLMC)	965,000	1,080,057
Puerto Rico Highway and Transportation Authority, Transportation Revenue 6%, 7/1/2010	6,000,000 b	6,648,720

Total Long-Term Municipal Investments
(cost $783,663,477)   **833,337,617**

Short-Term Municipal Investment--.4%

New Jersey;

New Jersey Educational Facilities Authority, Revenue (Princeton University) 3.15% (cost $2,100,000)	2,100,000 e	**2,100,000**
Total Investments (cost $785,763,477)	**148.1%**	**835,437,617**
Cash and Receivables (Net)	**2.4%**	**13,457,962**
Preferred Stock, at redemption value	**(50.5%)**	**(285,000,000)**
Net Assets applicable to Common Shareholders	**100.0%**	**563,895,579**

Notes to Statements of Investments:

a   Non-income producing security; interest payments in default.
b   These securites are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
c   Inverse floater security--the interest rate is subject to change periodically.

d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2005, these securities amounted to $22,589,583 or 4.0% of net assets applicable to common shareholders.
e Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.